BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


RECEIVED
2006 JUN 19 P 4: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE
BAA

09 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628


06014503

SUPPL

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Pamela Lewis

pp **Sue Welch**
**Assistant Company Secretary**

PROCESSED
JUN 22 2006
THOMSON
FINANCIAL

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 9 June 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**Disclosure of Interest 9 June 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____________________________
Signed

____________________________
Name

____________________________
Date

**BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985**

BAA plc has today been informed that as at the close of business on 6 June 2006, each of Airport Development and Investment Limited (ADI), ADI Finance 2 Limited (ADI Finance 2), ADI Finance 1 Limited (ADI Finance 1), Airport Development and Investment (Holdings) Limited (ADI Holdings), FGP Topco Limited (FGP Topco), Ferrovial Infraestructuras S.A. (Ferrovial Infra) and Grupo Ferrovial S.A. (Grupo Ferrovial) have an interest in 161,174,510 ordinary shares of the Company, representing 14.9% of its issued share capital.

9 June 2006

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


RECEIVED
2006 JUN 19 P 4:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
BAA

12 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



**Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 12 June 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**BAA PLC - Rule 2.10 Announcement 9 June 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

______________________
Signed

______________________
Name

______________________
Date

RECEIVED
2006 JUN 19 P 4: 1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 556 ordinary shares under the BAA Performance Share Plan and 408,209 ordinary shares under the BAA 1996 Share Option Scheme, its issued share capital as at the 9 June 2006 comprises 1,081,846,382 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 9 June 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


RECEIVED
2006 JUN 19 P 4:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
BAA

08 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



**Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 8 June 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**Disclosure of Interest 8 June 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____________________
Signed

____________________
Name

____________________
Date

**BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985**

BAA plc has today been informed that as at the close of business on 6 June 2006, Bear Stearns International Trading Limited, had an interest in 44,434,533 ordinary shares of the Company, representing 4.108% of its issued share capital.

8 June 2006

**BAA plc**

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

*Investor Relations*

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 JUN 19 P 4:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



12 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



pp **Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 12 June 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**Disclosure of Interest 12 June 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

________________________
Signed

________________________
Name

________________________
Date

**BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985**

BAA plc has today been informed that as at the close of business on 8 June 2006, each of Airport Development and Investment Limited (ADI), ADI Finance 2 Limited (ADI Finance 2), ADI Finance 1 Limited (ADI Finance 1), Airport Development and Investment (Holdings) Limited (ADI Holdings), FGP Topco Limited (FGP Topco), Ferrovial Infraestructuras S.A. (Ferrovial Infra) and Grupo Ferrovial S.A. (Grupo Ferrovial) have an interest in 301,174,510 ordinary shares of the Company, representing 27.85% of its issued share capital.

12 June 2006

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 JUN 19 P 4: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE



12 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



pp **Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 12 June 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**Disclosure of Interest 12 June 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

______________________
Signed

______________________
Name

______________________
Date

**BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985**

BAA plc has today been informed that as at the close of business on 7 June 2006, the Credit Suisse companies detailed below, had an interest in 40,965,358 ordinary shares of the Company, representing 3.79% of its issued share capital.

| **Registered Holders** | **No of Shares** |
|---|---|
| Credit Suisse Securities (Europe) Limited | 29,400,158 |
| Credit Suisse International | 11,565,200 |
| | |
| **Total** | **40,965,358** |

12 June 2006